

Mail Stop 3628

June 9, 2010

Via Facsimile (415.352.2701) and U.S. Mail

Daniel B. Eng, Esq.
Bullivant Houser Bailey PC
601 California Street, Suite 1800
San Francisco, CA 94108

      Re: **Dragon Pharmaceutical, Inc.**
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed on May 25, 2010
              File No. 0-27937

              Schedule 13E-3/A
              Filed on May 25, 2010
              File No. 005-79304

Dear Mr. Eng:

We have reviewed the above filings and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A

1.   We reissue prior comment 5. In responding to this comment, please advise why the Company believes that the term "Dragon Stakeholders" is a broader term than the term "unaffiliated security holders." Are not some holders of common stock who exercise their dissenters' rights also potentially unaffiliated holders? Would that not make the term "unaffiliated security holders" the broader of the two terms?

2.   We reissue prior comment 9. Any materials prepared by Canaccord in connection with its fairness opinion, including any "board books" or draft fairness opinions provided or any summaries of presentations made to the Special Committee or the board of directors generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. This includes the February 8 and March 3, 2010 materials you described in your response to prior comment 9. If you believe that the filing of the February 8 materials is not necessary because there were no material differences between them and the March 3 materials, please provide the February 8 materials on a supplemental basis for the Staff's review. In addition, to the extent there were additional presentations other than those given on February 8 and March 3, 2010, summarize these presentations and file the related written reports, if any, pursuant to Item 9 of Schedule 13E-3.

3.   We note your response to prior comment 11 and the related disclosure. Please expand the discussion of going concern value beyond the one sentence discussions found under the headings "Net Book Value; Liquidation Value; Going Concern Value" on pages 25 and page 38. Please also expand the discussion of net book value beyond the brief reference to it found under the same heading on page 38.

4.   In addition, disclosure on page 20 under the heading "Position of the Special Committee and the Board of Directors as to the Fairness of the Merger" indicates that in reaching its fairness determination, the board of directors "considered the analysis and recommendation of the Special Committee and the factors considered by the Special Committee…" If the board has based its fairness determination on the analysis of factors undertaken by the Special Committee, the board must <u>expressly adopt</u> this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719. In this respect, please disclose in this section whether the board of directors expressly adopted the Special Committee's discussion and analysis of the factors disclosed in this section. To the extent the board did not adopt the Special Committee's discussion and analysis, the board must discuss, per prior comment 11, each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

5.   We note your response to prior comment 14. As requested in our prior comment, please provide the disclosure regarding Mr. Han's interest in the net book value and net earnings of the Company in percentage terms as well, including his pre-transaction interest.

6.   We reissue the last sentence of prior comment 17. Indicate whether the criteria were consistently applied and, if any company or transaction was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion. In addition, please explain what the Capital IQ database is, referenced on page 31.

7.   We note your response to prior comment 24. Please provide the information required by Item 1007(d)(2) of Regulation M-A. In addition, if applicable, provide the information required by Item 1007(d)(1) as to collateral.

8.   We note that the disclosure provided in response to prior comment 24 identifies the two lenders as Zhang Zhao and Yang Yong. With a view toward disclosure, please provide us additional detail in your response letter as to the lenders. Are they entities or natural persons? Have they had any past affiliation or relationship with the Company?

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Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions